CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	June 30	December 31
(in thousands of Canadian dollars)	2009	2008
Assets

Current assets
Accounts receivable	57,118	100,513
Inventories	118,850	119,459
Other	2,722	9,529
	178,690	229,501

Property and equipment	11,078	9,528
Goodwill	20,570	20,570
Future income taxes (note 5)	1,117	1,186
Other	446	649
	211,901	261,434

Liabilities

Current liabilities
Bank operating loan	25,277	34,948
Accounts payable and accrued liabilities	41,683	83,258
Income taxes payable (note 5)	-	3,405
	66,960	121,611

Long term debt and capital lease obligations	500	500
	67,460	122,111

Shareholders* Equity
Capital stock	22,737	22,498
Contributed surplus	18,756	18,835
Retained earnings	102,948	97,990
	144,441	139,323
	211,901	261,434

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended

(in thousands of Canadian dollars except shares and per share amounts)	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

Sales	109,125	96,395	249,865	236,977
Cost of sales	91,630	77,442	206,002	190,963
Gross profit	17,495	18,953	43,863	46,014

Other expenses
Selling, general and administrative expenses	15,782	16,735	32,642	33,608
Amortization	586	594	1,141	1,211
Interest expense	154	163	347	601
Foreign exchange gain	(30)	(8)	(29)	(10)
	16,492	17,484	34,101	35,410

Income before income taxes	1,003	1,469	9,762	10,604

Income tax expense (recovery) (note 5)
Current	529	651	3,064	3,583
Future	(153)	(134)	69	(213)
	376	517	3,133	3,370

Net income and comprehensive income	627	952	6,629	7,234

Net income per share (note 4)
Basic	0.04	0.05	0.37	0.39
Diluted	0.03	0.05	0.36	0.39

Weighted average number of shares outstanding (000's)
Basic	17,707	18,278	17,871	18,305
Diluted (note 4e)	18,151	18,574	18,189	18,601

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2009	2008	2009	2008

Cash flows from operating activities
Net income for the period	627	952	6,629	7,234
Items not affecting cash -
Amortization	586	594	1,141	1,211
Gain on disposal of assets	(45)	-	(45)	-
Future income tax recovery	(153)	(134)	69	(213)
Stock based compensation expense	676	552	983	846
	1,691	1,964	8,777	9,078
Net change in non-cash working capital balances
related to operations -
Accounts receivable	33,529	28,027	43,395	4,988
Inventories	6,669	(5,050)	11,559	3,465
Other current assets	(285)	(3,375)	7,718	(1,755)
Accounts payable and accrued liabilities	(15,983)	(14,698)	(45,368)	13,068
Income taxes payable	(565)	(2,514)	(4,190)	132
	25,056	4,354	21,891	28,976

Cash flows (used in) / from financing activities
Decrease in bank operating loan	(14,887)	(3,420)	(9,680)	(26,610)
Issuance of capital stock	48	48	166	49
Purchase of capital stock through normal course issuer bid	(881)	-	(2,266)	-
Purchase of capital stock in trust for Share Unit Plans	(141)	(227)	(394)	(723)
	(15,861)	(3,599)	(12,174)	(27,284)

Cash flows (used in) / from investing activities
Purchase of property and equipment	(1,070)	(1,196)	(1,592)	(2,133)
Business acquisition (note 2)	(8,125)	441	(8,125)	441
	(9,195)	(755)	(9,717)	(1,692)

Change in cash and cash equivalents during the period	-	-	-	-

Cash and cash equivalents- Beginning and end of period	-	-	-	-

Cash paid during the period for:
Interest on bank operating loan	154	163	347	601
Income taxes	1,094	2,407	7,254	2,570

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220

Stock based compensation expense	-	-		845		-		845
Stock options excercised	10	70		(20)		-		50
Share Units exercised	3	62		(62)		-		-
Purchase of shares in trust for Share Unit Plans	(100)	(723)		-		-		(723)
Net income	-	-		-		7,234		7,234
Balance - June 30, 2008	18,283	23,715		18,434	0	83,477		125,626

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323
Stock based compensation expense	-	-		983		-		983
Normal Course Issuer Bid	(455)	(595)		-		(1,671)		(2,266)
Stock options exercised	55	248		(82)		-		166
Share Units exercised	53	980		(980)		-		-
Purchase of shares in trust for Share Unit Plans	(75)	(394)		-		-		(394)
Net income	-	-		-		6,629		6,629
Balance - June 30, 2009	17,672	22,737	-	18,756	-	102,948	-	144,441

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of section 3064, as detailed below.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2008, but do not include all disclosures required by GAAP for annual financial statements.

Effective January 1, 2009 the Company adopted section 3064 – Goodwill and Intangible Assets.  The standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The adoption of this Standard has had no impact on the Company.

Recent Canadian GAAP pronouncements include section 1582- Business Combinations, CICA 1601 – Consolidated Financial Statements and CICA 1602 – Non-Controlling interests. The overall objective of the standards issued was to update the standards pertaining to business combinations and allow convergence with IFRS by January 1, 2011. The adoption of these Standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second and third quarters, rising again in the fourth quarter when preparation for the new drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Acquisition

On June 1, 2009, the Company acquired a western Canadian oilfield equipment distributor, for a total cost of $11.95 million, subject to post closing adjustments.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition date and allocated the consideration paid as follows:

As at June 30, 2009	$'000

Cash consideration paid	8,100
Acquisition cost payable	3,850
Total consideration	11,950

Net assets acquired
Inventory	10,950
Property, plant and equipment	1,000
11,950

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was recognized in the three and six month period ending June 30, 2009 of nil and $945,000 respectively (2008 - $90,000 and $326,000). As at June 30, 2009 and December 31, 2008 the Company had recorded reserves for inventory obsolescence of $6.8 million and $2.8 million respectively.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 4 – Share Data

At June 30, 2009, the Company had 17.7 million common shares and 1.2 million options outstanding to acquire common shares at a weighted average exercise price of $5.95 per common share, of which 769,616 options were vested and exercisable at a weighted average exercise price of $5.01 per common share.

a) Stock options

Option activity for each of the six month periods ended June 30 was as follows:

000's	2009	2008

Outstanding at January 1	1,294	1,262
Granted	-	75
Exercised	(55)	(10)
Forfeited	(33)	(1)
Outstanding at June 30	1,206	1,326

There were no options granted during the three and six month periods ended June 30, 2009. A total of 75,588 stock options were granted at a weighted average strike price of $6.26 in the six month period ended June 30, 2008 for a fair value of $274,000. The fair value of the options granted was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

Stock option compensation expense recorded in the three and six month periods ended June 30, 2009 was $177,000 (2008 - $180,000) and $355,000 (2008- $350,000), respectively.

Subsequent to June 30, 2009, the Company modified its current option plan to include a cash settlement mechanism.

b) Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), where by RSU’s, PSU’s and DSU’s are granted entitling the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant.  The multiplier within the plan ranges from 0% - 200% dependant on performance.  The vesting period for RSU’s and PSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. Share Unit Plan activity for the six month periods ended June 30 was as follows:

000's	2009			Total	2008			Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	161	-	70	231	178	-	37	215
Granted	176	161	28	365	1	-	33	34
Exercised	(53)	-	-	(53)	(3)	-	-	(3)
Forfeited	-	-	-	-	-	-	-	-
Outstanding at June 30	284	161	98	543	176	-	70	246

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Share Unit Plan compensation expense recorded in the three and six month periods ended June 30, 2009 were $501,000 (2008- $373,000) and $628,000 (2008- $495,000) respectively.

c) The Company purchases its common shares on the open market to satisfy Share Unit Plan obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and six month periods ended June 30, 2009, 25,000 and 75,000 common shares were acquired, respectively, by the trust (2008 – 25,000 and 100,000) at a cost of $142,000 for the three month and $394,000 for the six month period (2008 - $227,000 and $723,000).

d) Normal Course Issuer Bid (“NCIB”)

On January 6, 2009, the Company announced a NCIB to purchase for cancellation, up to 900,000 common shares representing approximately 5% of its outstanding common shares. As at June 30, 2009, the Company had purchased 454,848 shares at a cost of $2,266,000.

e) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008
Weighted average common shares outstanding- basic	17,707	18,278	17,871	18,305
Effect of Stock options and Share Unit Plans	444	296	318	296
Weighted average common shares outstanding- diluted	18,151	18,574	18,189	18,601

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended
	June 30		June 30		June 30		June 30
	2009	%	2008	%	2009	%	2008	%

Income before income taxes	1,003		1,469		9,762		10,604
Income taxes calculated at expected rates	294	2,931.2	437	29.7	2,859	29.3	3,173	29.9
Non-deductible items	(7)	(0.7)	116	7.9	158	1.6	199	1.9
Capital and large corporations taxes	14	1.4	15	1.0	30	0.3	23	0.2
Adjustments on filing returns & other	75	7.5	(51)	(3.4)	86	0.9	(25)	(0.2)
	376	37.5	517	35.2	3,133	32.1	3,370	31.8

As at June 30, 2009 included in other current assets are income taxes receivable of $785,000 (December 31 2008 – $3,405,000 payable).

b)

Future income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  Significant components of future income tax assets and liabilities are as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

As at June 30	2009	2008
Assets
Property and equipment	809	963
Share Unit Plan expense	508	922
Other	158	80
	1,475	1,965
Liabilities
Goodwill and other	358	346
Net future income tax asset	1,117	1,619

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, 364 day bank operating loan facility which is used to finance its net working capital and general corporate requirements. The bank operating facility is arranged through a syndicate of three banks and matures in July 2010.

The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average guaranteed debt to 3.0 times trailing 12 month earnings before interest, amortization and taxes. As at June 30, 2009, this ratio was 0.9 times (December 31, 2008 – 0.7 times) and the maximum amount available to be borrowed under the facility was $60 million. In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at June 30, 2009.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At June 30, 2009, the fair value of the bank operating loan and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customer’s and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the six month periods ended June 30 was as follows:

As at June 30	2009	2008
Opening balance	2,776	1,454
Increase during period	112	1,082
Write-offs	(425)	-
Closing balance	2,463	2,536

Trade receivables over 90 days were 13% of total trade receivables as at June 30, 2009 (2008 – 12%).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

c)

Market Risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of the United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at June 30, 2009, the Company had no outstanding contracts.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	June 30 2009	June 30 2008
Cost of sales for the three months ended	771	2,311

Cost of sales for the six months ended	2,445	5,368

Inventory	3,920	4,578

Accounts payable and accrued liabilities	603	22

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and six month period ended June 30, 2009, these costs totaled $124,000 and $334,000 respectively (2008: $33,000 and $57,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its networks of 50 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction